Kimberly Karcewski Vargo	Goodwin Procter LLP
202.346.4304	Counselors at Law
KVargo@	901 New York Avenue NW
goodwinprocter.com	Washington, DC 20001
T: 202.346.4000
F: 202.346.4444

April 29, 2010

Mr. Chad Eskildsen
Securities and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, DC 20549-4720

Re:	Van Eck Funds (the “Registrant”)
Registration Nos. 002-97596; 811-04297

Dear Mr. Eskildsen:

          We are writing to respond to the comments that you provided to us by telephone on March 23, 2010 in connection with the registration statement filed February 9, 2010 by the above-referenced Registrant for certain of its series (each a “Fund” and collectively, the “Funds”). These comments are set forth below, each of which is followed by our response. Reference to an “Item” in a response is a reference to an Item of Form N-1A.

PROSPECTUSES

Fund Summary Section – Investment Objective

          Comment 1:
          For each Fund, revise its investment objective to delete the portion of the objective that discusses how the Fund will implement its objective. For example, for the Emerging Markets Fund delete “by investing primarily in equity securities in emerging markets around the world” from the Fund’s investment objective.

          Response 1:
          We respectfully decline to make the requested change as each Fund’s investment objective is fundamental and may only be changed with shareholder approval.

Fund Summary Section – Fund Fees and Expenses

          Comment 2:
          In each Fund’s Shareholder Fees table, move the parenthesis to the parenthetical in the line item “Maximum Sales Charge” from before “imposed” to after “purchases” so that the parenthetical reads “(as a percentage of offering price)”.

          Response 2:
          This change will be made in the Registrant’s 485(b) filing.

          Comment 3:
          For each Fund, pursuant to Instruction 3(e) of Item 3, change the title of the last line item of the Annual Fund Operating Expenses table from “Net Annual Fund Operating Expenses” to “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement”.

          Response 3:
          This change will be made in the Registrant’s 485(b) filing.

          Comment 4:
          For each Fund, in the footnote to the Annual Fund Operating Expenses table, briefly describe who can terminate the waiver and under what circumstances pursuant to Instruction 3(e) of Item 3.

          Response 4:
          We will add the following disclosure to the footnote: “The expense limitation is expected to continue until the Board of Trustees acts to discontinue all or a portion of such expense limitation.”

          Comment 5:
          For each Fund, delete “that you reinvest all of your dividends” in the lead-in paragraph to the Expense Example.

          Response 5:
          This change will be made in the Registrant’s 485(b) filing.

          Comment 6:
          For each Fund, pursuant to Item 3, revise the portfolio turnover disclosure by replacing the table that discloses the Fund’s portfolio turnover ratio with the following sentence: “During the most recent fiscal year, the Fund’s portfolio turnover rate was __% of the average value of its portfolio.”

          Response 6:
          This change will be made in the Registrant’s 485(b) filing.

Fund Summary Section – Principal Investment Strategies

          Comment 7:
          In each Fund’s “Principal Investment Strategies” section, move the last two paragraphs related to the Fund’s temporary defensive positions and Rule 35d-1 shareholder notification from the summary section to the section of the prospectus that includes Item 9(a) disclosures.

          Response 7:
          This change will be made in the Registrant’s 485(b) filing.

Fund Summary Section – Principal Risks

          Comment 8:
          For each Fund, confirm whether “Securities Lending” is a principal risk of the Fund. If it is a principal risk, include disclosure regarding securities lending in the Fund’s principal investment strategies. If it is not a principal risk, delete the risk from the “Principal Risks” section and discuss elsewhere, as appropriate.

          Response 8:
          We have confirmed that securities lending is not a principal risk for each Fund. Accordingly, we will delete “Securities Lending” as a principal risk for each Fund and move the disclosure to the section of each Fund’s prospectus entitled “Investment objectives, strategies, policies, risks and other information” in the Registrant’s 485(b) filing.

          Comment 9:
          For each Fund, delete the last paragraph in the “Principal Risks” section, which provides a cross-reference to the “Additional Investment Strategies” section of the prospectus.

          Response 9:
          This change will be made in the Registrant’s 485(b) filing.

Fund Summary Section – Performance

          Comment 10:
          For each Fund, pursuant to Item 4(b)(2)(i), include a statement explaining that updated performance information is available and where it can be obtained, as applicable.

          Response 10:
          This change will be made in the Registrant’s 485(b) filing.

          Comment 11:
          For each Fund, delete the second lead-in paragraph under “Performance”, except for the last sentence which reads “Sales charges or account fees are not reflected; if these amounts were reflected, returns would be lower than those shown.” In addition, revise this last sentence by deleting “or account fees”.

          Response 11:
          This change will be made in the Registrant’s 485(b) filing, except that we respectfully decline to delete the sentence that reads “Large purchases and/or redemptions of shares of a class, relative to the amount of assets represented by the class, may cause the annual returns for each class to differ”.

          Comment 12:
          For each Fund, in the Average Annual Total Returns table, delete “(with sales charges)” from the heading.

          Response 12:
          This change will be made in the Registrant’s 485(b) filing.

          Comment 13:
          For each Fund, as applicable, disclose in the lead-in paragraph under “Performance” information about any additional index as required by Instruction 2(b) of Item 4. Such information would include, for example, that the information shows how the Fund’s performance compares with the returns of an index of funds with similar investment objectives.

          Response 13:
          This change will be made in the Registrant’s 485(b) filing.

Fund Summary Section – Purchase and Sale of Fund Shares

          Comment 14:
          Delete the following sentences from the “Purchase and Sale of Fund Shares” section:

  Either way, the applicable sales charge of the Fund will be the same.

  Orders to buy and sell shares are processed at the next net asset value (“NAV”) (share price) to be calculated after we receive a purchase or redemption request in good order.

  NAVs are calculated only on days when the New York Stock exchange is open for regular trading.

  For more information about buying and selling shares, including minimum initial and subsequent investment waivers, policies, and restrictions that may apply, ask your financial professional or see “Shareholder Information” beginning on page [#] of the Prospectus.

          Response 14:
          These changes will be made in the Registrant’s 485(b) filing.

Fund Summary Section – Tax Information

          Comment 15:
          Revise the tax information disclosure to include only the information required by Item 7.

          Response 15:
          This change will be made in the Registrant’s 485(b) filing.

Fund-Specific Comments for Global Hard Assets Fund

          Comment 16:
           As noted in Comment 1, for the Global Hard Assets Fund, revise the Fund’s investment objective by deleting the portion of the objective that discusses how the Fund will implement its objective which reads “by investing primarily in ‘hard asset securities’”.

          Response 16:
          We respectfully decline to make the requested change as the Fund’s investment objective is fundamental and may only be changed with shareholder approval.

          Comment 17:
           Since the Global Hard Assets Fund uses the term “Global” in its name, disclose in the Fund’s principal investment strategies that (1) the Fund makes significant investments outside of the U.S.; (2) the minimum number of countries in which investments will be made, including the U.S.; and (3) the percentage of the Fund’s investments that will be invested outside the U.S.

          In addition, explain why the use of “Global” in the Fund name is not misleading, given that the financial statements as of December 31, 2009 reflect that approximately 65% of the Fund’s investments were made within the U.S.

          Response 17:
          We believe that the prospectus disclosure for the Global Hard Assets Fund is consistent with the requirements of Rule 35d-1, including the commentary provided by the SEC in footnote 42 in the Rule’s adopting release, as well as in the staff's response to Question 10 in the staff’s “Frequently Asked Questions about Rule 35d-1”. However, in response to the staff’s comments, we will replace the sentence in the Fund’s principal investment strategies that currently reads: “However, there is no limit on the amount the Fund may invest in any one country, including emerging markets” with the following sentence:

“Under ordinary circumstances, the Fund will invest in securities of issuers from a number of different countries, and may invest any amount of its assets in emerging markets.”

We further note that, as of March 31, 2010, the Fund had approximately 51% of its assets invested in securities of non-U.S. issuers and U.S. issuers that derive a substantial portion of their revenues from or are tied economically to a country other than the U.S.

          Comment 18:
          In the “Principal Risks” section of the Fund Summary Section for the Global Hard Assets Fund, revise the “Hard Assets Sectors” risk to expressly state that the Fund concentrates in the hard assets sector.

          Response 18:
          The Registrant will revise the Fund’s principal investment strategies to add the following sentence in the Registrant’s 485(b) filing: “The Fund concentrates its investments in the securities of hard assets companies and instruments that derive their value from hard assets.”

Fund-Specific Comment for International Investors Gold Fund

          Comment 19:
          Since the International Investors Gold Fund uses the term “International” in its name, disclose in the Fund’s principal investment strategies that (1) the Fund makes significant investments outside of the U.S.; (2) the minimum number of countries in which investments will be made, including the U.S.; and (3) the percentage of the Fund’s investments that will be invested outside the U.S.

          Response 19:
          We believe that the prospectus disclosure for the International Investors Gold Fund is consistent with the requirements of Rule 35d-1, including the commentary provided by the SEC in footnote 42 in the Rule’s adopting release, as well as in the staff's response to Question 10 in the staff’s “Frequently Asked Questions about Rule 35d-1”. However, in response to the staff’s comments, we will replace the sentence in the Fund’s principal investment strategies that currently reads: “The Fund is not subject to minimum or maximum limitations regarding the amount of its net assets that may be invested in the securities of companies that are tied economically to any one country” with the following sentence:

“Under ordinary circumstances, the Fund will invest in securities of issuers from a number of different countries.”

          Additional Information about Investment Strategies, Policies and Risks

          Comment 20:
          Provide disclosure relating to Item 9 for each Fund separately in the “Additional Information about Investment Strategies, Policies and Risks” section. Specifically, re-state the investment objective for each Fund and further discuss how each Fund implements its investment objective.

          Response 20:
          The Registrant will re-state each Fund’s investment objective in Section II of each Fund’s prospectus entitled “Investment objectives, strategies, policies, risks and other information” where it includes other disclosures responsive to Item 9. Otherwise , we believe that the disclosures already included in Section II are responsive to the requirements of Item 9.

Shareholder Information - Information About Fund Management

          Comment 21:
          In the “Fees paid to the Adviser” sub-section, revise the disclosure related to the Funds’ receipt of certain payments to comply with Item 10(a)(3).

          Response 21:
          We respectfully decline to make any changes to the disclosure as the payments received did not arise out of a settlement of a legal proceeding. Accordingly, the disclosure is not required to comply with the requirements of Item 10(a)(3).

          Comment 22:
          Under the “Portfolio Managers” section, pursuant to Item 10(a)(2), provide appropriate disclosure to the extent a portfolio manager is a member of a team or committee that is primarily responsible for the day-to-day management of a Fund’s portfolio.

          Response 22:
          The only fund that is team managed is the Van Eck Global Hard Assets Fund. The Registrant currently includes in its Registration Statement disclosures compliant with Item 10(a)(2).

          Comment 23:
          Pursuant to Item 12(b)(2), revise the last sentence of the lead-in paragraph under “Plan of Distribution (12b-1 Plan)” to state:

Because these fees are paid out of the Fund’s assets on an on-going basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

          Response 23:
          This change will be made in the Registrant’s 485(b) filing.

Back Page of Prospectuses

          Comment 24:
          In the second bullet on the last page of each Prospectus, revise the phone number for the Public Reference Room to state “1.202.551.8090. ”

          Response 24:
          This change will be made in the Registrant’s 485(b) filing.

          Comment 25:
          In the last bullet on the last page of the each Prospectus, revise the zip code of the SEC’s Public Reference Section to state “20549-1520.”

          Response 25:
          This change will be made in the Registrant’s 485(b) filing.

Fund-Specific Comments for Multi-Manager Alternatives Fund

          Comment 26:
          Move the sentence in the Multi-Manager Alternatives Fund’s investment objective about the objective being fundamental to the section of the prospectus that includes Item 9 disclosure.

          Response 26:
          This change will be made in the Registrant’s 485(b) filing.

          Comment 27:
          In the “Principal Investment Strategies” for the Multi-Manager Alternatives Fund, confirm that the “Long/Short Equity” strategy under “Directional and Tactical Strategies” is accurate and that it should not instead state that the strategy seeks to invest in securities that are overvalued, as opposed to undervalued.

          Response 27:
          We confirmed that the Long/Short Equity strategy is accurate.

          Comment 28:
          The “Principal Investment Strategies” and “Principal Risks” sections of the Multi-Manager Alternatives Fund’s Summary Section are almost four pages. Consider whether certain disclosures could be moved to other sections of the prospectus, e.g. to the section that includes Item 9 disclosure.

          Response 28:
          In light of the nature of the Fund, we believe that the length of the summary section is appropriate. In this regard, we note that the Fund makes use of multiple sub-advisers applying a combination of different strategies. Moreover, the allocation of assets among the various sub-advisers and investment strategies are actively managed by the adviser and may change from time to time. These unusual attributes of the Fund are the primary reason for the length of the summary section of the prospectus.

          Comment 29:
          Disclose in the “Past Performance of a Similarly Managed Fund” sub-section whether the similarly managed fund is the only similarly managed fund with risks comparable to that of the Multi-Manager Alternatives Fund. If not, this section should also describe the other similarly managed funds.

          Response 29:
          We confirmed that the similarly managed fund disclosed is the only similarly managed fund of the investment adviser.

          Comment 30:
          In the “Past Performance of a Similarly Managed Fund” sub-section, provide a statement, as applicable, that the expenses of the Multi-Manager Alternatives Fund are higher than those of the similarly managed fund, and that the similarly managed fund’s performance would have been lower if its performance was adjusted to reflect the expenses of the Multi-Manager Alternatives Fund.

          Response 30:
          The expenses of the Multi-Manager Alternatives Fund are lower than those of the similarly managed fund.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”) FOR
THE EMERGING MARKETS FUND, GLOBAL HARD
ASSETS FUND AND INTERNATIONAL INVESTORS GOLD FUND

          Comment 31:
           On the cover-page of the SAI, note the applicable classes and ticker symbols for each of the Funds pursuant to Item 14(a)(1) and (2).

          Response 31:
          This change will be made in the Registrant’s 485(b) filing.

          Comment 32:
           Revise the seventh restriction under “Fundamental Restrictions” in the SAI to conform to the disclosure in the prospectus about the International Investors Gold Fund from “may invest 25% or more of its total assets in the gold-mining industry” to “will invest 25% or more of its total assets in the gold-mining industry”.

          Response 32
           We respectfully decline to make the requested change as the Fund’s fundamental restrictions may only be changed with shareholder approval.

          Comment 33:
           Under the “Portfolio Holdings Disclosure” section, disclose each on-going arrangement to make available information about the Funds portfolio securities pursuant to Item 16(f)(2).

          Response 33:
          Such arrangements are disclosed in the “Portfolio Holdings Disclosure” section of the SAI.

          Comment 34:
           Under the “Portfolio Manager Compensation” section, pursuant to Item 20(b), confirm that the bonuses of the portfolio managers are not contingent on the performance of the Funds.

          Response 34:
          The adviser uses performance generally as one of several qualitative factors in determining the compensation of investment personnel.

          Comment 35:
          Pursuant to Item 20(a)(4), provide conflicts of interest disclosure.

          Response 35:
           The conflicts of interest disclosure as required by Item 20(a)(4) is included under the “Potential Conflicts of Interest” section of the SAI.

STATEMENT OF ADDITIONAL INFORMATION
FOR THE MULTI-MANAGER ALTERNATIVES FUND

          Comment 36:
           On the cover-page of the SAI, provide the ticker symbol for the Multi-Manager Alternatives Fund pursuant to Item 14(a)(2).

          Response 36:
          This change will be made in the Registrant’s 485(b) filing.

          Comment 37:
           Under the “Investment Restrictions” section, pursuant to Item 16(c)(1)(iv), describe the Multi-Manager Alternatives Fund’s policy regarding concentrating its investments in particular industries or group of industries.

          Response 37:
          The Fund will add the following policy as a fundamental investment restriction:

“The Fund may not purchase any security if, as a result of that purchase, 25% or more of its total assets would be invested in securities of issuers having their principal business activities in the same industry. This limit does not apply to securities issued or guaranteed by the U.S. government, its agencies or instrumentalities.”

          Comment 38:
           Under the “Portfolio Manager Compensation” section, pursuant to Item 20(b), confirm that the bonuses of the portfolio managers are not contingent on the performance of the Multi-Manager Alternatives Fund.

          Response 38:
          The adviser uses performance generally as one of several qualitative factors in determining the compensation of investment personnel. See also Response 39 below.

          Comment 39:
           For portfolio managers Centaur, CCI, LAM and PanAgora, in the “Portfolio Manager Compensation” section each of these sub-advisers discloses that portfolio manager compensation is based on certain factors, including, for instance, the performance results of the portfolios they manage. With respect to this disclosure, also state the following: (1) whether the performance results used are pre- or post-tax; (2) the time period of the performance results; and (3) any benchmarks that were utilized in the consideration.

          Response 39:
          The Registrant understands, based on information provided by each of the foregoing sub-advisers, that each sub-adviser uses performance generally as one of several qualitative factors in determining the compensation of investment personnel and that compensation is not tied directly to objective measures of over- or under-performance of specific benchmarks for specified time periods. Accordingly, we respectfully decline to make the change requested.

SUMMARY PROSPECTUS

          Comment 40:
          Provide the legend that will be used on the front of a Fund’s Summary Prospectus regarding its incorporation by reference of certain materials. The staff believes that it is inappropriate to incorporate by reference financial statements or annual or semi-annual reports.

          Response 40:
          The legend that the registrant will use for its Summary Prospectuses is as follows:

Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks. You can find the Fund’s prospectus and other information about the Fund online at http://www.vaneck.com/ library/mutualfunds/. You can also get this information at no cost by calling 800-826-2333, or by sending an email request to info@vaneck.com. The Fund’s prospectus and statement of additional information, both dated May 1, 2010, are incorporated by reference into this summary prospectus.

          We hope that these responses adequately address your concerns. Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registrant’s registration statement filing that is the subject of this letter. Registrant acknowledges that staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. Registrant further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,
/s/ Kimberly K. Vargo
Kimberly K. Vargo

cc:	Joseph McBrien Jonathan Simon Laura Martinez Philip Newman